Exhibit 99.1
Agria Announces Filing of Form 20-F with the SEC
Beijing, China — June 29, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agriculture company with investments in key agriculture markets of China and New Zealand, today announced it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2010. The annual report on Form 20-F can be accessed on the SEC’s website at http://www.sec.gov as well as under the “SEC Filings” section of the Company’s website at www.agriacorp.com.
Upon request, the Company will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2009, which contains its audited financial statements, free of charge, to its shareholders and ADS holders. Requests should be directed to Agria Corporation, Attn: Annual Reports, 21st Floor, Tower B, Ping An International Financial Centre, 1-3 Xinyuan South Road, Chaoyang District, Beijing, China 100027.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with investments in key agriculture markets of China and New Zealand. Its portfolio of products sold in China includes seeds, sheep products and seedlings. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com